SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

eHi Car Services Limited
(Name of Issuer)

Class A Common Shares, par value $0.001 per share
(Title of Class of Securities)

26853A100
(CUSIP Number)

Burford Capital Investment Management LLC

353 North Clark Street, Suite 2700

Chicago, IL 60654

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Burford Capital Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,900,394 Class A Common Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,900,394 Class A Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,900,394 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IA

* Includes 4,900,394 Class A Common Shares held in the form of 2,450,197 American Depositary Shares ("ADSs").

CUSIP No. 26853A100	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Burford Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,900,394 Class A Common Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,900,394 Class A Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,900,394 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

*Includes 4,900,394 Class A Common Shares held in the form of 2,450,197 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D	Page 4 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the class A common shares, par value $0.001 per share (the "Class A Common Shares") of eHi Car Services Limited, a corporation organized under the laws of the Cayman Islands (the "Issuer"). The principal executive offices of the Issuer are located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, The People's Republic of China.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i) Burford Capital Investment Management LLC, a Delaware limited liability company ("BCIM"), with respect to the Class A Common Shares directly held by GKC Strategic Value Master Fund, LP ("GKC"), to which it serves as investment manager; and

(ii) Burford Capital Limited, a company organized under the laws of Guernsey and traded on the AIM Market of the London Stock Exchange ("BCL"), with respect to the Class A Common Shares directly held by GKC.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

BCIM is indirectly controlled by BCL.

(b)	The principal business address of BCIM is 353 N. Clark St., Suite 2700, Chicago, Illinois 60654. The principal business address of BCL is PO Box 282, Regency Court, Glategny Esplanade, St. Peter Port, Guernsey GY1 3RH.

(c)	The principal business of BCIM is to provide investment advisory services. The principal business of BCL is finance for the legal industry.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 26853A100	SCHEDULE 13D	Page 5 of 10 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	BCIM is a Delaware limited liability company. BCL is a Guernsey limited company.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A total of approximately $32,808,138 was used to acquire the ADSs representing the Class A Common Shares reported in this Schedule 13D. The source of the funds used to acquire the ADSs representing the Class A Common Shares reported herein is the working capital of GKC.

Item 4.	PURPOSE OF TRANSACTION

On May 22, 2018, GKC sent a letter (the "Letter") to Ray Ruiping Zhang, the Chairman of the Board of Directors of the Issuer (the "Board") expressing its disappointment with the Issuer's sale process which the Reporting Persons believe is not being pursued in a competitive and fair manner. The Letter requests that the Board consider the Ocean Link Consortium's offer which is $1.00 per ADS higher than what is being offered by the Teamsport Consortium in the Agreement and Plan of Merger announced by the Issuer on April 6, 2018. The foregoing summary of the Letter is qualified in its entirety by the full text of the Letter, which is filed as Exhibit 2 to this Schedule 13D, and is incorporated herein by reference.

The Reporting Persons and their representatives have, from time to time, engaged in discussions with certain of the following and may, from time to time, engage in discussions with: members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s strategic alternatives and direction or strategic transactions in which the Reporting Persons may participate, business, management, capital structure and allocation, corporate governance and Board composition, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 26853A100	SCHEDULE 13D	Page 6 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by management or the Board, the outcome of the discussions referenced above, price levels of the Class A Common Shares and ADSs, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's strategic direction, operations, management, Board, governance or capitalization, purchasing additional Class A Common Shares or ADSs or selling some or all of their Class A Common Shares and ADSs, engaging in short selling of or any hedging or similar transactions with respect to the Class A Common Shares and ADSs and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Class A Common Shares and ADSs.

Except as set forth herein and in Item 6 below, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Class A Common Shares beneficially owned by each of the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as reported by the Issuer in its Annual Report for the fiscal year ended December 31, 2017 filed with the SEC on Form 20-F on April 30, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the ADSs effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in ADSs listed hereto were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons or GKC is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Class A Common Shares reported herein.

(e)	Not applicable.

CUSIP No. 26853A100	SCHEDULE 13D	Page 7 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have a short position with respect to 500,000 ADSs, representing 1,000,000 Class A Common Shares.

Other than as described herein and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Class A Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Letter, dated May 22, 2018.

CUSIP No. 26853A100	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2018

BURFORD CAPITAL INVESTMENT MANAGEMENT LLC

/s/ Elizabeth O'Connell
Name: Elizabeth O'Connell
Title: Chief Financial Officer

BURFORD CAPITAL LIMITED

/s/ Mark Woodall
Name: Mark Woodall
Title: Director of International Administration Group, as Company Secretary

CUSIP No. 26853A100	SCHEDULE 13D	Page 9 of 10 Pages

Schedule A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Class A Common Shares or ADSs or is party to any contract or agreement as would require disclosure in this Schedule 13D.

BCIM is indirectly controlled by BCL, which is controlled by the following individuals:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Sir Peter Middleton	Chairman of the Board	UK	N/A	PO Box 282, Regency Court. Glategny Esplanade. St. Peter Port. Guernsey GY1 3RH
Hugh Steven Wilson	Vice Chairman of the Board	USA	Senior Adviser to Tennenbaum Capital Partners	PO Box 282, Regency Court. Glategny Esplanade. St. Peter Port. Guernsey GY1 3RH
David Charles Lowe	Board Director	UK	N/A	PO Box 282, Regency Court. Glategny Esplanade. St. Peter Port. Guernsey GY1 3RH
Charles Parkinson	Board Director	UK	Director of Bailiwick Investments Limited and Director of two private Guernsey investment companies, Mapeley Limited (owned by the Fortress Investment Group) and Aqua Resources Fund Limited	PO Box 282, Regency Court. Glategny Esplanade. St. Peter Port. Guernsey GY1 3RH

CUSIP No. 26853A100	SCHEDULE 13D	Page 10 of 10 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of ADSs (each representing two Class A Common Shares) which was effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	ADSs Purchased (Sold)	Price Share ($)
4/16/2018	575,000	13.0584
4/16/2018	(125,000)*	13.0687
4/17/2018	191,321	13.2040
4/17/2018	(25,000)*	13.1189
4/23/2018	600,000	13.1068
4/23/2018	(80,000)*	13.1326
4/24/2018	49,540	13.0385
4/24/2018	(25,000)*	12.9984
4/25/2018	194,301	13.0847
4/25/2018	(35,000)*	13.0813
4/26/2018	55,887	13.0882
4/26/2018	(35,000)*	13.0131
4/30/2018	30,300	13.0549
4/30/2018	(25,000)*	13.0557
5/1/2018	45,459	13.0993
5/2/2018	71,038	13.1671
5/2/2018	(50,000)*	13.1322
5/3/2018	10,000	13.2249
5/8/2018	250,000	13.2651
5/10/2018	100,000	13.2471
5/10/2018	(50,000)*	13.2350
5/11/2018	30,000	13.2082
5/11/2018	(50,000)*	13.1990
5/14/2018	173,677	13.2601
5/15/2018	25,000	13.3786
5/16/2018	27,684	13.3581
5/18/2018	20,990	13.3219

*Denotes short sales with respect to ADSs representing Class A Common Shares.

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 22, 2018

BURFORD CAPITAL INVESTMENT MANAGEMENT LLC

/s/ Elizabeth O'Connell
Name: Elizabeth O'Connell
Title: Chief Financial Officer

BURFORD CAPITAL LIMITED

/s/ Mark Woodall
Name: Mark Woodall
Title: Director of International Administration Group, as Company Secretary

EXHIBIT 2

Ray Ruiping Zhang

Chairman of the Board
eHi Car Services Limited
Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

The People’s Republic of China

Dear Mr. Zhang:

GKC Strategic Value Master Fund, LP is the beneficial owner of 4,900,394 Class A shares, via 2,450,197 American depositary shares (“ADS,” each representing two Class A shares) of eHi Car Services Limited ("eHi" or the "Company").

We write to express our disappointment with eHi’s Board of Directors’ (“Board”) decision not to pursue a competitive and fair sales process. We believe that this stems, at least in part, from your consortium’s declaration that, as controller of 37.5% of the Company’s voting power, it is “interested only in pursuing the Acquisition” and is “not interested in selling their shares in any other transaction involving the Company.” Unfortunately, in recent years this has become a well-trodden path among companies incorporated under the laws of the Cayman Islands: An insider with super-voting shares, backed by handpicked sponsors, squeezing out minority shareholders at below fair value to pursue a transaction with no independent business purpose.

With respect to the inequitable nature of the sales process, we’d note that the Board has flatly ignored a higher offer—namely, the Ocean Link Consortium’s proposal to purchase all outstanding common shares of eHi in a going-private transaction for $14.50 per ADS, a price that is $1.00 per ADS higher than the price offered by your Teamsport Consortium in the Agreement and Plan of Merger announced by eHi on April 6, 2018.

While we believe that the Company is worth substantially more than $14.50 per ADS, the Board still is doing shareholders a grave disservice by ignoring Ocean Link’s proposal because such ‘topping bids’ often engender the very price competition that will be needed to make eHi’s disinterested minority shareholders whole.

The Board still has the opportunity to do right by eHi shareholders and deem the competing bid “reasonably likely to lead to a Superior Proposal.” We hope that it does so.

But if the Board instead continues to ignore a conspicuously Superior Proposal—despite its duty to shareholders—and the current Agreement and Plan of Merger is subsequently consummated, we plan to exercise dissenters’ rights to receive payment of the fair value for our Class A shares.

Dissenters’ rights have, of late, become a last refuge for disinterested shareholders of companies incorporated under the laws of the Cayman Islands. As touched upon above, shareholders within the jurisdiction have been perpetually victimized by self-interested, uncompetitive, take-privates.

These iniquitous transactions are typically struck with the endgame of relisting in China’s A-Share IPO market shortly after squeezing out minority shareholders at a fraction of the anticipated IPO valuation.

This scheme has proven immensely profitable thus far: Research has pegged the average relisting premium at several hundred percent compared to the “fair value” paid to erstwhile minority shareholders who were unceremoniously squeezed out. The most recent relisting in this vein was that of Qihoo 360 Technology Co. Ltd (“Qihoo”). After being taken private in July 2016 for $9.3 billion, Qihoo relisted in February 2018 at a valuation of more than $60 billion. Qihoo’s CEO, who had spearheaded the take-private, reportedly made $12 billion alone upon relisting, more than the valuation afforded to the entire company just 18 months earlier.

The free-for-all has even bred repeat players: Baring Private Equity, a member of your Teamsport consortium, just recently squeezed out minority shareholders of Cayman-incorporated Nord Anglia Education, Inc. (“Nord”) at a material discount to peers,[1] despite grievances from multiple key long-term shareholders who have since pursued dissenters’ rights. In fact, tellingly—and remarkably—the Nord transaction was consummated despite a majority of minority shares either voting against or abstaining entirely.

For the sake of eHi’s shareholders—as well as current and future issuers who wish to abide by best-practices but are nonetheless penalized by a deepening “Cayman discount”—we sincerely hope that a Qihoo or Nord-like result can be avoided here. To recapitulate, the Board still has an excellent opportunity to endorse transparency and pursue best practices and we sincerely hope that it takes advantage of this opening.

Very Truly Yours,

/s/ Matthew J. Schoenfeld

Matthew J. Schoenfeld

Portfolio Manager

GKC Strategic Value Master Fund, LP

[1] Nord’s minority shareholders were squeezed out at 15.1x Forward EBITDA (utilizing ~$4.3bln EV and 2018e EBITDA per Schedule 13E-3). Per Bloomberg financial data (function “FA”) Nord’s two closest peers, TAL Education Group (TAL) and New Oriental Education & Technology Group Inc. (EDU) currently trade at 57.3x and 35.5x FY1 EBITDA, respectively, representing premia of 234% and 378%, respectively, to the allegedly “fair” valuation at which Nord’s minority shareholders were forced to sell their shares.